SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)

NEW CONCEPT ENERGY, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
643611-10-6
(CUSIP Number)
Steven C. Metzger
3626 N. Hall Street, Suite 800
Dallas, Texas 75219
214-740-5030
214-523-3838 (Facsimile)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	643611-10-6

1)	NAMES OF REPORTING PERSONS Arcadian Energy, Inc. (formerly International Health Products, Inc.)

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC/OO

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

	7)	SOLE VOTING POWER 363,078

NUMBER OF

SHARES	8)	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9)	SOLE DISPOSITIVE POWER 363,078
REPORTING
PERSON

WITH	10)	SHARED DISPOSITIVE POWER -0-

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,313,078

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.44%

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	643611-10-6

1)	NAMES OF REPORTING PERSONS TacCo Financial, Inc.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC/OO

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7)	SOLE VOTING POWER 500

NUMBER OF

SHARES	8)	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9)	SOLE DISPOSITIVE POWER 500
REPORTING
PERSON

WITH	10)	SHARED DISPOSITIVE POWER -0-

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	643611-10-6

1)	NAMES OF REPORTING PERSONS URC Energy LLC,

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF/OO

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7)	SOLE VOTING POWER 950,000

NUMBER OF

SHARES	8)	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER 950,000
REPORTING
PERSON

WITH	10)	SHARED DISPOSITIVE POWER -0-

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,000

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.79%

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	643611-10-6

1)	NAMES OF REPORTING PERSONS West Go Green LLC,

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF/OO

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7)	SOLE VOTING POWER -0-

NUMBER OF

SHARES	8)	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER -0-
REPORTING
PERSON

WITH	10)	SHARED DISPOSITIVE POWER -0-

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. Security and Issuer
     This Amendment No. 15 to Statement on Schedule 13D (this “Amendment No. 15”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of New Concept Energy, Inc. (formerly CabelTel International Corporation), a Nevada corporation (the “Company” or the “Issuer” or “GBR”), and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 14 to Statement on Schedule 13D (collectively the “Amended Statement”) filed by the “Reporting Persons” described below. The principal executive offices of the Issuer are located at 1755 Wittington Place, Suite 340, Dallas, Texas 75234. The name of the Issuer changed on May 21, 2008. The CUSIP number of the Shares is 643611-10-6. The Shares are currently listed and traded on the American Stock Exchange LLC.
     This Amendment No. 15 is being filed to reflect the disposition by one of the “Reporting Persons” of 100,000 Shares (5.14%) by one entity to another entity. which again becomes a “Reporting Person.” See Item 5 below.
Item 2. Identity and Background
     Item 2 of the Amended Statement is further amended by restating the first portion of such item as follows:
     (a)-(c) and (f). This Amendment No. 15 is being filed on behalf of Arcadian Energy, Inc. (formerly International Health Products, Inc.), a Nevada corporation (“AEI”), TacCo Financial, Inc. (formerly Institutional Capital Corporation), a Nevada corporation (“TFI”), URC Energy LLC, a Nevada limited liability company (“URCELLC”), the sole member of which is AEI, and West Go Green LLC, a Nevada limited liability company (“WGGLLC”), the sole member of which is AEI. AEI, TFI, URCELLC and WGGLLC are collectively referred to as the “Reporting Persons.” The Reporting Persons may be deemed to constitute a “Person” within the meaning of Section 13d of the Securities Exchange Act of 1934, as amended. AEI is owned by a trust established for the benefit of the wife and children of Gene E. Phillips (the “Martin Trust”). AEI is managed by R Neil Crouch II who also manages other private entities owned by Mr. Phillips or his family trusts. Mr. Crouch consults on a regular basis with Mr. Phillips regarding investments in marketable securities by AEI. TFI’s day-to-day operations are managed by the same personnel who manage AEI’s day-to-day operations and other private companies owned by Gene E. Phillips or his family trusts. TFI has its principal executive offices located at 555 Republic Drive, Suite 490, Plano, Texas 75074. AEI has its principal office at 1755 Wittington Place, Dallas, Texas 75234.
     URCELLC’s sole and managing member is AEI. The principal executive offices of URCELLC are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234.
      WGGLLC’s sole and managing member is AEI. The principal executive offices of WGGLLC, are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234.
Item 5. Interest in Securities of the Issuer
     (a) According to the latest information available as of November 2, 2009, the total number of issued and outstanding Shares is believed to be 1,946,935 Shares, and each of the Reporting Persons own and hold directly the following Shares as of January 15, 2010:

	No. of Shares	Approximate Percent
Name	Owned Directly	of Class
AEI	363,078	18.65%
TFI*	500	0.03%
URCELLC	950,000	48.79%
WGGLLC	-0-	-0-

	1,313,578	67.47%

*	TFI also holds exercisable rights under a Stock Option Agreement dated December 16, 2003 covering the right to purchase 40,000 Shares at $2.60 per Share.
     Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of TFI may be deemed to beneficially own the Shares held directly by TFI; each of the directors of AEI may be deemed to beneficially own any Shares held by WGGLLC, URCELLC and AEI. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of class, as well as the relationship, are set forth in the following table as of January 15, 2010:

Name of Director or		No. of Shares	Approximate Percent
Manager	Entity	Beneficially Owned	of Class
J.T. Tackett	TFI	500	0.03%
E. Wayne Starr	TFI	500	0.03%
R. Neil Crouch II	AEI, URCELLC and WGGLLC	1,313,078	67.44%

Total Shares beneficially owned by Reporting Persons and individuals listed above:		1,313,578	67.47%

     (b) Each of the directors of TFI share voting and dispositive power over the 500 Shares held directly by TFI. R. Neil Crouch the sole director of AEI voting and dispositive power over the 950,000 Shares held directly by URCELLC and over the 363,078 Shares held by AEI.
     (c) During the sixty calendar days ended January 15, 2010, except for the disposition of 100,000 Shares by AEI/WGGLLC in a private transaction described below, the Reporting Persons and their executive officers and directors did not engage in any transaction in the Shares or any other equity interest derivative thereof. On December 30, 2009, AEI made a contribution to the capital of WGGLLC of $690,000 by the transfer from AEI to WGGLLC of 100,000 Shares of GBR. Such contribution to the capital of WGGLLC was made without the issuance by WGGLLC of any additional securities to AEI which is the sole member of WGGLLC. On January 15, 2010, but effective for tax and accounting purposes at December 31, 2009, WGGLLC sold 100,000 Shares of GBR to Go Green Fuel N.A., LP, a Texas limited partnership, the sole general partner of which is GGF North American LLC, a Texas limited partnership. Such sale was at a price of $6.90 per Share for a total of $690,000 in cash, which WGGLLC simultaneously paid the sum of $690,000 in cash in reduction of principal of that certain Promissory Note dated April ___, 2008 in the original stated principal amount of $1,075,000 issued by WGGLLC payable to the order of Go Green Fuel N.A., LP. As a part of the transaction of sale, WGGLLC was granted a “Repurchase Option” for a period of three calendar years from December 31, 2009 to repurchase all or any portion of the 100,000 Shares of GBR sold to Go Green Fuel N.A., LP pursuant to the arrangement at the original purchase price per Share of $6.90 per Share. Said Repurchase Option may be exercised by WGGLLC or its assignee by written notice to Go Green Fuel N.A., LP and, at WGGLLC or its assignee’s option, by delivery to Go Green Fuel N.A., LP with such notice of a check in the amount of the repurchase price for the number of shares being repurchased. See Item 6 below. WGGLLC is also a limited partner in Go Green Fuel, N.A., LP holding a 15.31% limited partner interest in such limited partnership. The other limited partners in such partnership and the general partner, GGF North American LLC are not affiliated with WGGLLC or AEI.
     (d) No person other than the Reporting Persons or members of their respective Boards of Directors is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares of GBR held by any of the Reporting Persons.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 6 of the Amended Statement is hereby further amended by adding the following at the end of current Item 6 in place of the next-last and second-last paragraphs thereof.
     Of the Shares owned by AEI , 356,110 Shares are now held in a brokerage account at Oppenheimer & Co. and may be deemed to be “collateral” for borrowings pursuant to margin or other account arrangements which are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operating of any of which should not give any person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such account and it is impracticable at any time to determine the amounts, if any, with respect to such Shares and interest cost under such arrangements vary with applicable costs and account balances.
     On January 15, 2010, effective December 31, 2009, WGGLLC sold and transferred 100,000 Shares of GBR to GO Green Fuel N.A., LP at a price of $6.90 per Share pursuant to a Securities Transfer Agreement effective December 31, 2009 (the “Agreement”). Pursuant to the Agreement, all of the 100,000 Shares of GBR Common Stock purchased by GO Green Fuel N.A., LP under the Agreement are subject to WGGLLC’s “Repurchase Option” for a period of three calendar years from the date of the Agreement expiring on December 31, 2012 pursuant to which WGGLLC has an irrevocable exclusive option to repurchase all or any portion of the 100,000 Shares of GBR Common Stock sold to Go Green Fuel N.A., LP pursuant to the Agreement at the original purchase price per Share of $6.90 per Share. Such Repurchase Option may be exercised by WGGLLC or its assignee by written notice to Go Green Fuel N.A., LP and at WGGLLC or its assignee’s option by delivery to Go Green Fuel N.A., LP with such notice of a check in the amount of the purchase price for the number of shares being repurchased. The

Repurchased Option may be assigned and transferred by WGGLLC to any of its members or “affiliates” (defined to be an entity controlled by or under common control with WGGLLC) and notice of any such assignment and transfer of the Repurchase Option shall be given to Go Green Fuel N.A., LP at least two calendar days prior to the date of exercise of the Repurchase Option.
     Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships, legal or otherwise, with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits
     None.

SIGNATURES
     After reasonable inquiry and to the best of the respective knowledge or belief, the undersigned certify that the information set forth in this Amendment No. 15 to Schedule 13D is true, complete and correct.
     Dated: January 18, 2010

ARCADIAN ENERGY, INC. (formerly International Health Products, Inc.)
By:	/s/ R. Neil Crouch
R. Neil Crouch II, President and Treasurer

TACCO FINANCIAL, INC.
By:	/s/ Craig E. Landess
Craig E. Landess, Secretary

URC ENERGY LLC
By:	/s/ R. Neil Crouch
R. Neil Crouch II, Vice President

WEST GO GREEN LLC
By:	/s/ Craig E. Landess
Craig E. Landess, Manager